Giovanni Caruso of Loeb & Loeb LLP 345 Park Avenue New York, NY 10154-1895	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

VIA EDGAR

August 10, 2009

H. Christopher Owings
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Mail Stop 3561

Re:	AutoChina International Limited Registration Statement on Form F-1 Filed May 29, 2009 File No. 333-159607

Dear Mr. Owings:

On behalf of our client, AutoChina International Limited, a Cayman Islands exempted company (the “Company”), we hereby provide responses to comments issued on June 26, 2009 regarding the Company’s Registration Statement on Form F-1 and addressed to Mr. Yong Hui Li (the “Staff’s Letter”). Contemporaneous with this submission we are filing a complete copy of an amended Registration Statement on Form F-1/A for the Company (the “Amended F-1”) through the Commission’s EDGAR system reflecting the responses of the Company below.

By Federal Express, the Company is furnishing the Commission’s staff (the “Staff”) with three marked courtesy copies of the Amended F-1.

In order to facilitate your review of the Amended F-1, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.  Page numbers refer to the marked copy of Amended F-1.

H. Christopher Owings August 10, 2009 Page 2

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Comment Number	Comment and Response

Registration on Form F-1

General

1.
We note that you filed a Form 6-K on June 19, 2009 disclosing that you have entered into an agreement to sell your consumer automobile dealership business for $68.8 million. Accordingly, please update your Form F-1 to account for this event.

COMPANY RESPONSE:  The disclosure throughout the Amended F-1 has been revised to reflect the intention of the Company to sell the automobile dealership business.

2.	Please include in the amended filing the selected financial data as required by Item 3A of Form 20-F.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 6 of the Amended F-1.

Inside Front and Outside Back Cover Pages of Prospectus

3.
Please provide the dealer prospectus delivery obligation statement on either the inside front or outside back cover of your prospectus or tell us why it is not appropriate for you to do so. Please see Item 2 of Form F-1 and Item 502(b) of Regulation S-K.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made to the outside back cover of the prospectus contained in the Amended F-1.

Enforceabilities, page 1

4.
Please disclose in this section and in the last risk factor on page 24, whether you or your subsidiaries, officers, or directors have agreed to accept service of process in the United States or abide by any judgments obtained in United States courts predicated upon the civil liability provisions of the federal securities laws of the United States.

COMPANY RESPONSE:  The Company has appointed CT Corporation System, located at 111 Eighth Avenue, 13/F, New York, New York 10011, as its agent to receive service of process with respect to any action brought against it in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against it in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.  Changes in response to the Staff’s comment have been made on pages 1 and 28 of the Amended F-1.

H. Christopher Owings August 10, 2009 Page 3

Prospectus Summary, page 2 Overview, page 2

5.	Please expand your prospectus summary to provide a brief overview of the key aspects of the offering. Please refer to Item 3. of Form F-1 and Item 503 of Regulation S-K.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on pages 3-5 of the Amended F-1.

Risk factors, page 4

6.
Some of your risk factor discussions and/or risk factor sub captions do not clearly and concisely convey the actual risk, such as the second risk factor on page 6 and the first full risk factor on page 7. Also, please consider whether certain subsections or elements of a discussion within a risk factor are necessary, such as the first risk factor on page 12 and the last risk factor on page 14, and whether certain risk factors can be revised or combined so they are not repetitive, such as the first risk factor on page 6 and the third risk factor on page 7.  Accordingly, please thoroughly revise this section to more precisely articulate the risks to your offering from each risk factor. We may have additional comments based upon your response and your revisions. Please refer to Item 4(a) of Form F-1 and Item 3.D of Form 20F and the instruction thereto.

COMPANY RESPONSE:  The risk factor section has been substantially revised in response to the staff’s comments and due to the proposed sale of the dealership business segment.

ACG depends on its ability to enter into and renew leases for most of its properties, page 4

7.
Please state if there are currently any challenges to the title of the 117 properties that you lease or own that may result in relocation of your business operations. Please quantify, by way of a general estimate, the potential cost you may incur to relocate any of your business operations. Also, please discuss how a relocation of any of your business operations may affect your overall operations.

COMPANY RESPONSE:  The Company is not currently facing any challenges to the title of the 117 properties that it leases or owns which may result in relocation of the business operations.  The cost to relocate a commercial vehicle financing center is approximately $3,000 and the Company does not believe this would have a material effect on its results of operations. The Company estimates that the cost of relocating a consumer vehicle dealership would be approximately $850,000; however the Company’s management believes the risk to the Company of relocation due to a challenge to the title of the leased properties in the Company’s consumer vehicle dealership business is remote because this business segment is being sold, as described in the Amended F-1.

H. Christopher Owings August 10, 2009 Page 4

Changes in response to the Staff’s comment have been made on page 14 of the Amended F-1.

Claims that the software products and information systems that ACG relies on are infringing on the intellectual property rights of others, page 8

8.	Please state if you are facing any claims that the software products and information systems that you rely upon are infringing on the intellectual property rights of others.

COMPANY RESPONSE:  The Company is not facing any claims that the software products and information systems that it relies upon are infringing on the intellectual property rights of others.

Changes in response to the Staff’s comment have been made on page 7 of the Amended F-1.

AutoChina may qualify as a passive foreign investment company, page 25

9.
Please revise to clearly state whether AutoChina qualified as a PFIC in 2007 and 2008, rather than stating “it is likely” that it did. If there are reasons as to why you cannot state this status with certainly, please revise your disclosure to explain why.

COMPANY RESPONSE:  Because this registration statement relates to Company ordinary shares that may be acquired in 2009 or thereafter, the Company believes that its status as a PFIC in 2007 and 2008 is not relevant to a person that may acquire Company ordinary shares that are covered by this registration statement.  Accordingly, on pages 29 and 124 of the Amended F-1, the Company has deleted the language in the disclosure that discussed whether the Company qualified as a PFIC in 2007 and 2008 and revised the disclosure to indicate that its status as a PFIC for 2009 or any subsequent year cannot be determined until after the end of such taxable year.

H. Christopher Owings August 10, 2009 Page 5

The Offering, page 26

10.
With respect to the warrants, please provide the information required under Item 9.A.7(a) of Form 20-F or advise why you are not required to do so. Please refer to Item 4(a) of Form F-1 and Item 9.A.7(a) of Form 20-F.

COMPANY RESPONSE:  In the original filing of the registration statement, the Company was not offering warrants, so the information requested in Item 9.A.7(a) of Form 20-F was not required.  However, since the Company has added warrants to be resold in the current pre-effective amendment, pages 30-32 of the Amended F-1 have been revised to include this information.

11.
Please disclose if any of the warrants are subject to redemption or call and if so, please provide the information required under Item 9.A.7(b) of Form 20-F, as applicable. Please refer to Item 4(a) of Form F-1 and Item 9.A.7(a) of Form 20-F.

COMPANY RESPONSE:  In the original filing of the registration statement, the Company was not offering warrants, so the information requested in Item 9.A.7(b) of Form 20-F was not required.  However, since the Company has added warrants to be resold in the current pre-effective amendment, pages 30-32 of the Amended F-1 have been revised to include this information.

Capitalization of AutoChina International Limited (Formerly Spring Creek), page 30

12.	Please revise your capitalization table as of a date no earlier than 60 days prior to the date of the filing of your revised Form F-1. Refer to Item 3.3 of Form 20-F.

COMPANY RESPONSE:  As a foreign private issuer, the Company will not be providing interim financial statements until September 30, 2009, and, accordingly, the Company is still in the process of preparing interim financial statements as of June 30, 2009. Therefore, the Company is unable to provide a capitalization table as of a more recent date. The Company undertakes to provide a capitalization table in any subsequent amendments to the Amended F-1 as of June 30, 2009 if such interim financial statements become available prior to the filing of such amendment.

13.	Explain to us why you did not give effect to the repurchase of 870,000 warrants from April 22, 2009 through May 15, 2009 in the adjusted basis column.

COMPANY RESPONSE:  The Company gave effect only to the equity-based transactions entered into through April 9, 2009 (the closing date of the business combination), including the repurchase of warrants through that date.  The Company has repurchased a total of 910,000 warrants subsequent to April 9, 2009.  Since the repurchase of warrants after April 9, 2009 was discretionary and not pursuant to any contract, agreement or plan in place at April 9, 2009, and, in particular, the repurchase of the 870,000 warrants was pursuant to a plan adopted by the Company’s board of directors on April 22, 2009, the Company does not believe that it is appropriate to include such subsequent warrant repurchases in the adjusted column of the capitalization table.

H. Christopher Owings August 10, 2009 Page 6

Management’s Discussion and Analysis of Financial Condition and Results, page 31

General

14.
Please expand your discussion to discuss known material trends, demands, commitments, events, or uncertainties that will have or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way. For example, we note that your trade notes payable increased over 67.3% over the past fiscal year. Please discuss if you expect this level of increase to continue into the foreseeable future. We also note that you opened 103 commercial financing centers in 2008 with 55 openings between September 30, 2008, and December 31, 2008 alone. Please discuss if you expect the pace at which you are opening new financing centers to continue. Please discuss if your current financing arrangements are sufficient to meet your increasing financing operations. Also, please expand your discussion to address the expected impact of recent economic events, to the extent material on current and future cash flows. Please identify the most significant recent trends in sales and inventory and costs and selling prices since the end of your fiscal year. Please refer to Item 5.D of Form 20-F.

COMPANY RESPONSE:  The trade notes payable are a short-term financing arrangement for purchasing consumer and commercial vehicles. As the Company expects to continue to grow the business, the trade note payables will likely increase.

From January 1, 2009 through June 30, 2009, the Company opened two additional financing centers: one in Beijing and one in the Inner Mongolia Autonomous Regions. In the third and fourth quarters of 2009, the Company plans to continue the opening of the new commercial vehicle financing centers to increase market share in the Northern region of China. The Company expects to have over 150 financing centers by the end of 2009.  The Company believes that its current financing arrangements including the expected proceeds from the planned sale of the consumer vehicle dealership business would be sufficient to meet its planned expansion of financing operations in the foreseeable future.

The recent global economic downturn resulted in lower than expected sales in the first quarter of 2009 in both of the Company’s business segments.  However, the trend of sales in both business segments improved in the second quarter of 2009 primarily as a result of the Chinese Economic Stimulation Plan promulgated at the beginning of 2009 by the Chinese government in response to the global economic downturn.

H. Christopher Owings August 10, 2009 Page 7

The Chinese Economic Stimulation Plan reduced the sales taxes of consumer vehicles which encourage customers to purchase consumer vehicles in the second quarter. The increased level of inventories during the first quarter reached a normal level when the sales improved in the second quarter. The selling prices were relatively stable over the period.

Similarly, the Chinese Economic Stimulation Plan enabled the increase of capital investments throughout China. The resultant increased demand for commercial vehicles used in transportation and construction provided an opportunity for the Company to expand its commercial vehicle sales and leasing business. Prior to the introduction of the Chinese Economic Stimulation Plan, commercial vehicle sales had slowed, but in the second quarter of 2009 sales returned to normal levels.  Throughout the period selling prices remained constant.

The Company’s discussion of significant recent trends beginning on pages 38-39 of the Amended F-1 has been expanded in accordance with the Staff’s comment.

ACG’s Financial Condition and Results of Operations, page 32

15.
Please expand your discussion to provide a more detailed discussion of ACG’s operating results by explaining the changes in operation and cash flow amounts between the periods, so that your readers may better understand ACG’s operations. This discussion should not simply repeat information that is available from the face of the financial statements, but should instead explain the reasons behind the period-to-period changes. In this regard, where you identify intermediate causes of changes in your operating results, please be sure to fully describe the reasons underlying these causes. Where changes in items are caused by more than one factor, please quantify the effect of each factor on the change, if possible. For example, you state “...the selling and marketing expenses increased by $2.7 million. ACG experienced an increase in expenditures associated with the opening of new branch/stores for the commercial vehicle sales and leasing business. ACG has also incurred additional promotion costs in the automotive dealership business to attract higher sales volumes” In this regard, you should revise to disclose what exactly comprises SG&A expenses and quantify all incremental changes. Similarly, please quantify the significant revenue changes you noted in your 2007 compared to 2006 discussion. For additional guidance, please refer to SEC Release 33-8350, available on the SEC website at www.sec.gov/rules/interp/338350.htm.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on pages 40-42 of the Amended F-1.

H. Christopher Owings August 10, 2009 Page 8

16.
Your financial statements disclose material changes in net sales. Please revise to provide a narrative discussion of the extent to which such changes are attributable to changes in prices of vehicles sold or to changes in the volume or amount of new vehicles being sold. Refer to Item 5.A.1 of Form 20-F.

COMPANY RESPONSE:  The material changes in net sales are primarily related to the change in volume of new vehicles sold. Changes in sales price per vehicle are not material.

Changes in response to the Staff’s comment have been made on page 39 of the Amended F-1.

17.	Please quantify the effects of foreign currency fluctuations in your revised results of operations discussion. Refer to Item 5.A.3 of Form 20-F.

COMPANY RESPONSE:  Please see the Company’s response to the Staff’s Comment No. 21 below.

18.
We note your explanation that the change in effective income tax rate of (1.0)% in 2006 to 17.7% in 2007 is due to most of the income generated in 2007 being non-taxable. Please tell us and further disclose the reasons why the 2007 income was non-taxable.

COMPANY RESPONSE:  Prior to 2008, the Company’s operations related solely to consumer vehicle dealerships. In 2005, all of the Company’s dealership subsidiaries were granted tax incentives in connection with the Employment Promotion Law and the Regulation for the Employment of Disabled Persons whereby the qualified subsidiaries were fully exempted from paying income taxes for a period of 2-3 years. In 2007, the full exemption incentives expired for certain subsidiaries and thereafter such subsidiaries received a 50% discounted income tax rate.  Effective January 1, 2008, the National People’s Congress of China enacted a new PRC Enterprise Income Tax Law, under which most enterprises are subject to an income tax rate of 25%, and discontinued all the income tax exemptions enjoyed by AGC’s dealership subsidiaries.

Changes in response to the Staff’s comment have been made on page 40 of the Amended F-1.

H. Christopher Owings August 10, 2009 Page 9

Liquidity and Capital Resources, page 35

19.
Please revise to discuss in terms of cash the significant factors and associated underlying reasons that contributed to the material changes in cash provided by operating activities between comparative periods. Note that references to line items (or changes therein) in the statements of cash flows, as in your present disclosure, do not provide a sufficient basis for an investor to analyze the impact on cash. Refer to Section IV.B.1 of SEC Release 33-8350 available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on pages 42-44 of the Amended F-1.

Contractual Payment Obligations, page 38

20.
Please revise your table of contractual cash obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your cash requirements. See Section IV.A and footnote 46 to the Commission’s MD&A Guidance issued December 29, 2003, available at www.sec.gov.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on pages 44-45 of the Amended F-1.

Quantitative and Qualitative Disclosures About Market Risk, page 40

Foreign Currency Risk, page 41

21.	Given the significance of your foreign currency risk exposures, please provide quantified information about your exposure using one of the three alternatives as prescribed in Item 11 of Form 20-F.

COMPANY RESPONSE:  All sales and purchases, and other major expenses and capital expenditures, of the Company are made in China and denominated in RMB. As a result, fluctuations in the exchange rate between U.S. dollars and Renminbi will affect AutoChina’s financial results in U.S. dollars terms without giving effect to any underlying change in AutoChina’s business or results of operations. Therefore, the fluctuations in the exchange rate will only affect the magnitude of the translated figures presented in the financial statements.

Changes in response to the Staff’s comment have been made on pages 47-48 of the Amended F-1.

H. Christopher Owings August 10, 2009 Page 10

AutoChina’s Financial Condition and Results of Operations, page 41

Liquidity and Capital Resources, page 42

22.
We note your disclosure in the third paragraph on page 43 that you held, as of December 31, 2008, approximately $40,855,000 in your trust account. We also note your disclosure that you used substantially all of the net proceeds of the initial public offering to acquire ACG, including identifying and evaluating prospective acquisition candidates, selecting the target business, and structuring, negotiating and consummating the business combination including various equity based transactions that utilized most of the amounts held in trust at the closing. Please advise us and clarify your disclosures in view of your issuances of only ordinary shares to consummate the transaction and please state the amount you spent on each of these categories.

COMPANY RESPONSE:  The net proceeds of the Company’s IPO held in the trust account were primarily used to purchase or facilitate the purchase of ordinary shares of AutoChina from the shareholders who had indicated their intention to vote against the business combination and seek redemption of their shares for cash, in order to ensure the business combination would be approved by the shareholders. The Company used approximately $24,218,000 from the trust account for share purchases and approximately $8,182,000 from the trust account for share redemptions. The Company also utilized approximately $6,101,000 from the trust account to support the fully funded and partially funded short-term put and call agreements with the Company’s shareholders immediately prior to the business combination. Approximately $1,200,000 from the trust account was used for the payment of deferred underwriting and advisory fees upon the closing of the business combination.

Changes in response to the Staff’s comment have been made on page 56 of the Amended F-1.

Unaudited Pro Forma Condensed Combined Financial Statements.

23.
We note your disclosures on page F-34 that AutoChina Group will own 48.7% of the total issued and outstanding shares in the pro-forma company on a diluted basis based on a share price of $8.00 each. In this regard, please explain to us how you reasonably concluded it was appropriate to account for the transaction as a reverse recapitalization. Please provide a detailed analysis of paragraphs 8, 9 and A11-A15 of SFAS no. 141R.

COMPANY RESPONSE:  The calculation of the 48.7% amount was based on erroneous and incomplete data inputs and should have properly been 57.1%, (assuming no redemptions) and 67.9% (assuming maximum redemptions). Furthermore, as a result of the equity-based transactions entered into primarily during April 2009 (as described above in response to comment no. 22), the AutoChina Group founders owned at closing of the business combination approximately 87.5% of the total issued and outstanding shares.  Assuming exercise of all outstanding warrants and the underwriter’s purchase option, without regard to whether such securities are in-the-money, the AutoChina Group founders would own at closing of the business combination approximately 52.2% of the issued and outstanding shares.  Accordingly, pursuant to paragraphs 8, 9 and A11-A15 of SFAS No. 141R, AutoChina Group has clearly been established as the acquirer for accounting purposes, i.e., the entity that obtained control of the Company.

H. Christopher Owings August 10, 2009 Page 11

Changes in response to the Staff’s comment have been made, where appropriate, throughout the Amended F-1, including Note 22 (Subsequent Events) to the December 31, 2008 financial statements for AutoChina Group Inc., on page F-32 of the Amended F-1.

24.
If you determine that your transaction with AutoChina Group is a reverse recapitalization after your analysis, we believe that you should revise your capitalization table on page 30 to reflect the capitalization of the operating company, AutoChina Group, in the Actual column rather than that of AutoChina International Limited.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 36 of the Amended F-1.

25.
We note your annual report on Form 20-F filed on June 6, 2009 presents the financial statements of AutoChina International Limited. If you determine that your transaction with AutoChina Group is a reverse recapitalization after your analysis, we believe you should revise the financial statements within your Form 20-F to reflect the operations of AutoChina Group, rather than that of AutoChina International Limited or explain to us why you are not required to do so.

COMPANY RESPONSE:  As noted in response to comment no. 23, the business combination is a reverse recapitalization.  Furthermore, we believe that the Form 20-F for the fiscal year ended December 31, 2008 that was filed on June 6, 2009 properly included the December 31, 2008 financial statements of AutoChina International Limited, formerly Spring Creek Acquisition Corp., since the business combination occurred on April 9, 2009, which was after the December 31, 2008 date of the audited financial statements.  We believe that the Company’s periodic filings for periods subsequent to April 9, 2009 should include the financial statements of AutoChina Group Inc.

H. Christopher Owings August 10, 2009 Page 12

Pursuant to SFAS No. 165, “Subsequent Events” (“SFAS No. 165”), the business combination would be classified under the definition of “Nonrecognized Subsequent Events”, as that term is defined under SFAS No. 165.  Paragraph 4.b. of SFAS No. 165 defines “nonrecognized subsequent events as “…events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date”.  Paragraph 10 of SFAS No. 165 provides that “an entity shall not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date but before financial statements are issue or available to be issued”.  Paragraph 11.b. of SFAS No. 165 provides that one example of a nonrecognized subsequent event is “a business combination that occurs after the balance sheet date but before the financial statements are issued”.  Furthermore, as noted in paragraph 11.b. of SFAS No. 165, the Company has also provided the disclosures specified in paragraphs 67 – 70 of SFAS No. 141R, “Business Combinations”, in Note 10 (Subsequent Events) to the December 31, 2008 financial statements for AutoChina International Limited.  Accordingly, the Company believes that it has properly complied with the financial statement requirements in its Form 20-F for the fiscal year ended December 31, 2008 that was filed on June 6, 2009.

Unaudited Pro Forma Combined Financial Statements, page 44

26.
Refer to the short term cash commitments table on page 45. We note your disclosures of various fully funded, partially funded or unfunded cash commitments related to your various Put and Call Agreements. In this regard, advise and disclose how these amounts are calculated and how they are related to your share repurchase obligations pro forma adjustment 14 as shown in your pro forma balance sheet.

COMPANY RESPONSE:  A summary of the share repurchase obligations entered into in conjunction with the business combination are presented below.

Commitment Description	Per Share Amount	Number of Shares	Total Commitment	Funded Commitment	Unfunded Commitment

Fully funded commitment	$8.40	548,800	$4,609,920	$4,609,920	$-
Unfunded commitment	$8.50	299,000	2,541,500	-	2,541,500
Partially funded commitment	$9.05	156,990	1,420,760	376,776	1,043,984
Total commitment		1,004,790	$8,572,180	$4,986,696	$3,585,484

The share repurchase obligations summarized above form the basis for pro forma adjustment 14 as shown in the pro forma balance sheet on page 63 of the Amended F-1.  Please refer to the response to comment no. 36 below for additional information with respect to the share repurchase obligations.

H. Christopher Owings August 10, 2009 Page 13

Unaudited Pro Forma Condensed Combined Statement of Operations, page 45

27.
Please refer to the sixth paragraph on page 44. We read your disclosure with respect to future issuances of ordinary shares related to earn-out provisions in the share exchange agreement, which you disclose will be accounted for as an adjustment to the accounting acquiree’s basis in the reverse acquisition. Please explain to us how you reasonably concluded that such earn-out provisions are not related to separate post combination employment service agreements. See paragraph 58.b of SFAS no. 141R. In this regard, please ensure your analysis addresses for us the eight indicators discussed in paragraph A87 of SFAS no. 141R. Please advise us, or revise the pro forma financial statements.

COMPANY RESPONSE:  The Company entered into a reverse merger characterized as a recapitalization where an operating Company merges with a non-operating shell entity.  The shares referred to as “earn-out shares” are for the benefit of the shareholders of the accounting acquirer, and are being distributed on a pro rata basis, and are not for the benefit of the acquired shell company’s shareholders or employees.  The outcome of the escrow is considered part of the recapitalization of the operating company (accounting acquirer).  In a reverse merger transaction, the shares issued or issuable to the accounting acquirer shareholders do not result in an expense or additional consideration.  The Company believes that it would be inconsistent with the recapitalization process if the final determination of shares issued to the shareholders of the accounting acquirer resulted in an expense rather than being accounted for as a form of dividend or stock split.

In support of the Company’s position, The Accounting Research Manager, published by CCH, addresses this specific situation where the accounting acquirer has an earn-out provision:

“If a reverse acquisition includes an earn-out arrangement, the accounting for the earn-out arrangement does not follow Statement 141 because the earn-out would be payable to the shareholders of the accounting acquirer. Therefore, the earn-out would be treated as a dividend.”

The Company has also reviewed paragraph 58.b. of SFAS No. 141R, which states as follows:

“58. A transaction entered into by or on behalf of the acquirer or primarily for the benefit of the acquirer or the combined entity, rather than primarily for the benefit of the acquiree (or its former owners) before the combination, is likely to be a separate transaction.  The following are examples of separate transactions that are not to be included in applying the acquisition method:

H. Christopher Owings August 10, 2009 Page 14

b. A transaction that compensates employees or former owners of the acquiree for future services (paragraphs A86–A90)”.

However, the individuals and investors who will receive these earn-out shares are not former employees or investors of the acquiree.  They are shareholders of the accounting acquirer.

The Company also reviewed paragraph A87 of SFAS No. 141R, the introduction to which reads as follows:

“A87. If it is not clear whether an arrangement for payments to employees or selling shareholders is part of the exchange for the acquiree or is a transaction separate from the business combination, the acquirer should consider the following indicators:”

As the premise of A87 relates to the employees of the acquiree, not to the acquirer’s employees or investors, and the business combination is considered a recapitalization, the Company believes that paragraph A87 of SFAS No. 141R does not apply, and that the proper accounting for the earn-out shares is as part of a capital transaction.

28.
Please revise your reference of “reverse acquisition” to “reverse recapitalization” or similar caption here and elsewhere in the filing given that there was no step up in basis or intangible assets or goodwill to be recorded in the transaction. Refer to paragraph A108 of SFAS no. 141R.

COMPANY RESPONSE:  The Company has revised the accounting description of the business combination from “reverse acquisition” to “reverse recapitalization” throughout the Amended F-1.

29.
It appears that the additional shares subject to earn-out provisions as well as the 10% holdback shares placed in escrow are considered contingent consideration. SFAS no. 141R requires contingent consideration be recognized at fair value at the acquisition date. Notwithstanding the above comment, please explain to us your consideration of paragraph A109 with regard to recognizing the fair value of the shares related to the earn-out provisions as well as those subject to holdbacks at the acquisition date in your pro forma financial statements. We may have further comment.

COMPANY RESPONSE:  Please see the Company’s response above to comment no. 27.  The Company believes that it has recorded the reverse recapitalization in the manner required by SFAS No. 141R and it further believes that Paragraph A109 is not applicable to the holdback shares, as they are properly accounted for as described in the Company’s response to comment no. 27.

H. Christopher Owings August 10, 2009 Page 15

30.
Please revise the pro forma condensed combined statements of operations to present up to Income (loss) from continuing operations line item and present pro forma basic and diluted per share data based on continuing operations. See Rule 11-02 (b)(7) of Regulation S-X.

COMPANY RESPONSE:  Changes in response to the Staff’s comments have been made in the pro forma condensed combined statements of operations on page 59 of the Amended F-1.

31.
We refer to your pro forma adjustments 2 and 3. We note that you have recorded various estimated incremental public companies’ expenses as well as estimated incremental post- merger compensation expenses. Please note that pro forma income statement adjustments must be factually supportable and have a continuing impact to be included in your pro forma results. It appears that these pro forma adjustments to increase future costs are based on estimates and are more akin to projections or forecasts. However, you could disclose these items in a note and clearly indicate that they were not included in the pro forma adjustments. Please revise or advise us.

COMPANY RESPONSE:  Changes in response to the Staff’s comments have been made in the pro forma condensed combined statements of operations on page 59 of the Amended F-1.

32.
In addition, after determining that pro forma adjustments 2 and 3 are not factually supportable, we believe you should remove the pro forma adjustment 4 to give tax effect resulting from these adjustments.

COMPANY RESPONSE:  Changes in response to the Staff’s comments have been made in the pro forma condensed combined statements of operations on page 59 of the Amended F-1.

33.
Reference is made to adjustment 5 with regard to the accretion of the share repurchase obligations. Tell us and disclose how you calculated the accretion associated with the share repurchase obligation and what the accretion represents and its accounting. Explain to us how you determined that the charge is factually supportable and that it is not based on an estimate that is more akin to projections or forecasts.

COMPANY RESPONSE:  Please refer to the Company’s response to the Staff's Comment No. 36 below.

H. Christopher Owings August 10, 2009 Page 16

34.
Please refer to footnote (B) on page 46. In your diluted weighted average share calculation, explain to us why you did not exclude the subsequent 870,000 warrant repurchase from April 22 through May 15, 2009 as disclosed on page F-54 in your calculation.

COMPANY RESPONSE:  The Company gave effect only to the equity-based transactions entered into through April 9, 2009 (the closing date of the business combination), including the repurchase of warrants through that date.  The Company has repurchased a total of 910,000 warrants subsequent to April 9, 2009.  Since the repurchase of warrants after April 9, 2009 was discretionary and not pursuant to any contract, agreement or plan in place at April 9, 2009, and, in particular, the repurchase of the 870,000 warrants was pursuant to a plan adopted by the Company’s board of directors on April 22, 2009, the Company does not believe that it is appropriate to exclude such subsequent warrant repurchases in the diluted weighted average share calculation.

35.
Please refer to footnote (B) on page 46. We read your disclosure on page 50 discussing the shares held back and placed in escrow. Please explain why you have assumed the escrowed shares will not be returned. Please advise us, or revise the financial statements to appropriately exclude such shares from the pro forma basic earnings per share calculation. See paragraphs 10 and 34 and footnote 5 of SFAS no. 128.

COMPANY RESPONSE:  The pro forma financial statements have been revised to appropriately exclude such shares from the pro forma basic earnings per share calculation on pages 59-60 of the Amended F-1.

Unaudited Pro Forma Combined Condensed Balance Sheet, page 47

36.
We note your pro forma adjustment 14 related to share repurchase obligations of the amount of $7,908 and that you recorded a related debit in additional paid in capital. It appears that the obligations are related to your Put and Call Agreements as disclosed on pages F-52 and F-53. Tell us and disclose your accounting for the apparent standalone puts and calls. Advise us how you consider SFAS no. 133 and other relevant GAAP literature in supporting their accounting.

COMPANY RESPONSE:  In conjunction with the acquisition of ACG by the Company effective April 9, 2009, the Company entered into price protective agreements with various investors in the form of puts and calls.  A summary of the specific provisions of the various put and call agreements, which are similar in their basic structure and time frame (six months), but include different put prices and security, are presented below.

H. Christopher Owings August 10, 2009 Page 17

On April 7, 2009, the Company entered into certain Put and Call Agreements with four of its shareholders.  Pursuant to such agreements, the Company agreed to be obligated to purchase (the “Put Option”) from the shareholders, and the shareholders have agreed to be obligated to sell (the “Call Option”) to the Company, an aggregate of 156,990 ordinary shares at an exercise price of $9.05 per ordinary share, less the per share portion of any cash dividend or other cash distribution paid to the Company’s shareholders prior to the exercise of the Put Option or the Call Option.  The Put Options are exercisable during the two week period commencing on October 9, 2009.  The Call Options are exercisable until October 9, 2009, subject to certain limitations.  In connection with these agreements, the Company entered into an Escrow Agreement, dated April 7, 2009, with the shareholders, Honest Best Int’l Limited, the sole shareholder of AutoChina prior to the Business Combination, and Loeb & Loeb LLP, as the escrow agent, pursuant to which the escrow agent will hold 7,745,625 ordinary shares of the Company issued to Honest Best Int’l Limited in connection with the Business Combination, together with $376,776 in cash provided by the Company, to secure payment of the exercise price by the Company.

On April 7, 2009, the Company entered into certain Put and Call Agreements with four of its shareholders. Pursuant to the agreements, the Company agreed to be obligated to purchase (the “Put Option”) from the shareholders, and the shareholders have agreed to be obligated to sell (the “Call Option”) to the Company, an aggregate of 299,000 ordinary shares at an exercise price of $8.50 per share, less the per share portion of any cash dividend or other cash distribution paid to the Company’s shareholders prior to the exercise of the Put Option or the Call Option.  The Put Options are exercisable during the two week period commencing on October 9, 2009.  The Call Options are exercisable until October 9, 2009, subject to certain limitations.

On April 8, 2009, the Company entered into a Put and Call Agreement with two of its shareholders.  Simultaneously with the execution of the agreement, the shareholders purchased an aggregate of 548,800 ordinary shares of the Company originally issued in the Company’s initial public offering at a purchase price of $7.865 per ordinary share.  Pursuant to the agreement, the Company agreed to be obligated to purchase (the “Put Option”) from the shareholders, and the shareholders have agreed to be obligated to sell (the “Call Option”), an aggregate of 548,800 ordinary shares at an exercise price of $8.40 per share, less the per share portion of any cash dividend or other cash distribution paid to the Company’s shareholders prior to the exercise of the Put Option or the Call Option.  The Company also paid the shareholders an aggregate of $57,624 in connection with the agreement.  The Put Options are exercisable during the two week period commencing on October 9, 2009.  The Call Options are exercisable until October 9, 2009, subject to certain limitations.  In connection with this agreement, the Company entered into an Escrow Agreement, dated April 8, 2009 with the shareholders, AutoChina and Loeb & Loeb LLP, as the escrow agent, pursuant to which the escrow agent will hold $4,609,920 in cash provided by the Company to secure payment of the exercise price by the Company.

H. Christopher Owings August 10, 2009 Page 18

A summary of the share repurchase obligations is as follows:

Commitment Description	Per Share Amount	Number of Shares	Total Commitment	Funded Commitment	Unfunded Commitment

Fully funded commitment	$8.40	548,800	$4,609,920	$4,609,920	$-
Unfunded commitment	$8.50	299,000	2,541,500	-	2,541,500
Partially funded commitment	$9.05	156,990	1,420,760	376,776	1,043,984
Total commitment		1,004,790	$8,572,180	$4,986,696	$3,585,484

A brief summary of the terms of the Put Option and the Call Option are presented below.  Capitalized terms are defined in the Put and Call Agreements or in the above paragraphs.

The Put Option provides that the shareholder can require the Company to buy from the shareholder any or all of the shares owned by the shareholder at the Option Price during the two week period commencing on the six month anniversary of the date of the Put and Call Agreement.  The Call Option provides that the Company can require the shareholder to sell to the Company any or all of the shares owned by the shareholder at the Option Price until the last date on which the Put Option may be exercised; provided, however, that the Company cannot exercise the Call Option if the Market Price of the Company’s ordinary shares on the applicable date exceeds the Option Price.

Accounting for Shares Subject to Repurchase:

The Company has concluded that the Put Option under the Put and Call Agreements causes the related ordinary shares to be considered as “non-permanent” equity, since such shares are mandatorily redeemable equity securities and the redemption of such securities for cash is outside the control of the Company.  The accounting for these shares is governed by the guidance contained in SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS No. 150”), and Securities and Exchange Commission Topic D-98, “Classification and Measurement of Redeemable Securities” (“Topic D-98”).

These securities are required to be recorded initially at fair value at the date of issuance (SFAS No. 150, paras. 20 and 21) and are recorded outside of shareholders’ equity, generally as liabilities.  Accordingly, such amount will be recorded as a reduction to additional paid-in capital (SFAS No. 150, para. 21) and as a current liability (SFAS No. 150, para. 18).

H. Christopher Owings August 10, 2009 Page 19

Fair value was determined to be the stock price at the close of business on April 7 and 8, 2009 of $7.87 per share.  Except for one trading day, during the period from March 25, 2009 through April 8, 2009, the stock closed in the range of $7.80 to $7.87 per share.  The closing stock price on April 9, April 13 and April 14, 2009 was $14.00 per share.  However, such closing stock price data was considered as anomalous and therefore was not utilized in the Company’s evaluation of the accounting for the Put and Call Agreements, since such price increase was based on 100 shares trading on April 9, 2009, with no trades on April 13 or April 14, 2009.  On April 15, 2009, the stock price moved down to $7.00 per share on 1,300 shares trading.

The difference between the initial fair value of $7.87 per share and the cash redemption value (i.e., the amount of the Option strike prices, which ranges from $8.50 per share to $9.05 per share) will be accreted from the date of each respective agreement to the earliest redemption date, using the interest method, and will be charged to operations as interest expense (SFAS No. 150, para. 22).

Option Accounting:

As the Call Option is only exercisable up to the respective strike prices of the Put Option, and is not independently exercisable at an amount in excess of the strike prices, the Call Option does not represent a separate financial instrument that requires fair value accounting treatment.  As the Call Option is essentially embedded in the Put Option, it could never result in an asset to the Company, as no gain over the strike price (the put price) is possible.

While both the Put Option and the Call Option are both technically derivatives under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”), the put and call features do not act as a hedge and are therefore ineffective as a hedge from an accounting standpoint, thus requiring no additional accounting treatment.  From a GAAP standpoint, they represent a requirement for the Company to repurchase shares on an unconditional basis over a short period of time when a request from the holders is received.  Since SFAS No. 150 and Topic D-98 require these shares to be accounted for and presented as redeemable securities, the absolute value of these options are embedded in the accounting for the redeemable shares and no separate value is appropriate for any derivative aspects of the puts and calls.

EPS Considerations:

The shares subject to the Put Options are excluded from the calculation of basic and diluted earnings per share (SFAS No. 150, para. 25; SFAS No. 128, para. 24).

H. Christopher Owings August 10, 2009 Page 20

37.
We note your pro forma adjustment 15 regarding the apparent call option premium paid. Explain to us why you did not provide a pro forma adjustment to $376,776 cash paid pursuant to similar Put and Call Agreement as disclosed on page F-52.

COMPANY RESPONSE:  The Company has provided a pro forma adjustment for the $376,776 cash payment (as part of pro forma balance sheet adjustment no.14), as summarized in the following table:

Commitment Description	Per Share Amount	Number of Shares	Total Commitment	Funded Commitment	Unfunded Commitment

Fully funded commitment	$8.40	548,800	$4,609,920	$4,609,920	$-
Unfunded commitment	$8.50	299,000	2,541,500	-	2,541,500
Partially funded commitment	$9.05	156,990	1,420,760	376,776	1,043,984
Total commitment		1,004,790	8,572,180	$4,986,696	$3,585,484
Less market value of shares on commitment dates (April 7-8, 2009)	$7.87		7,907,697
Accretion to be recorded over the life of the commitment as a charge to operations			$664,483

38.	Please refer to footnote (5) regarding the Net Upfront Consideration and Holdback Consideration shares. Please address the following comments.

•
It appears your calculation indicated that you derived the total purchase price of $68,850 first and then determined the number of shares to be issued for the transaction. In this regard, tell us and disclose how you determine the purchase price of $68,850.

COMPANY RESPONSE:  The purchase price of $68,850,000 was the result of an arm’s-length negotiation between the Company and ACG.  Pursuant to these negotiations, the parties agreed in Section 1.02(b)(i) of the Share Exchange Agreement entered into in connection with the business combination to a valuation based on the product of (A) ACG’s EBITDA for 12 month period ended September 30, 2008 ($16,393,000) and (2) a multiple of that EBITDA (4.2).

H. Christopher Owings August 10, 2009 Page 21

•	Explain to us the appropriateness of your use of average price of $8.00 per share instead of the closing date trading price in determining the number of shares to be issued.

COMPANY RESPONSE:  The use of the average price of $8.00 per share was similarly the result of arm’s-length negotiations between the Company and ACG. Pursuant to these negotiations, the parties agreed in Section 1.02(b)(i) of the Share Exchange Agreement entered into in connection with the business combination that the purchase price equivalent number of shares would be calculated by dividing the purchase price by $8.00.  On February 4, 2009, the date that the Share Exchange Agreement was entered into, the Company’s closing stock price was $7.00 per share, as a result of which the $8.00 per share amount represented an approximately 14% premium to the closing price. The $8.00 per share amount was also the offering price of the units sold in the Company’s February 2008 initial public offering.

Changes in response to the Staff's comment have been made on page 65 of the Amended F-1.

Business, page 50

The Initial Public Offering, page 50

39.
We note your disclosure that in connection with the initial public offering and the private placement, AutoChina’s officers and directors placed all the shares owned by them before the private placement and the initial public offering into an escrow account. Please briefly explain why the shareholders placed their shares into the escrow account. Also, please briefly discuss the material terms of the escrow agreement and under what circumstances the shares may be released. Please advise if these officers retained voting power over these shares and, if not, who has voting power over these shares.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 64 of the Amended F-1.

The Acquisition, page 50

40.
We note that after the closing of the acquisition you closed on agreements to purchase 3,053,910 ordinary shares for an aggregate of $24,217,506 and that such shares were voted in favor of the acquisition and other related proposals. Please describe the nature of these agreements, including how these agreements came to fruition. Please discuss the number of shareholders who sold their shares and the general terms of the various agreements. Also, please state how the shares were voted in favor of the acquisition, but purchased after the acquisition.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 65 of the Amended F-1.

H. Christopher Owings August 10, 2009 Page 22

41.
We note that you entered into several put and call agreements with several of your shareholders. Please briefly discuss how these agreements relate to the acquisition and why you choose to enter into the agreements. Please refer to Item 4(a) of Form F-1 and Item 10.A(5) of Form 20-F.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 65 of the Amended F-1.

ACG’s History and Current Business, page 51

42.
Please provide a description of the principal markets in which you compete, including a breakdown of total revenues by category of activity and geographic market for each of the last three financial years. Please refer to Item 4(a) of Form F-1 and Item 4.B(2) of Form 20F.

COMPANY RESPONSE:  A description of the Company’s business segments and breakdown of total revenues from each segment for the last 3 fiscal years has been added on page 66 of the Amended F-1.  All of the Company’s operations and revenues for the last three fiscal years have been in Northern region of China. In fiscal 2007 and 2006, all of the sales raised from Hebei province where The Company’s consumer vehicle dealership business operated in. In fiscal 2008, the Company’s commenced the commercial vehicle sales and leasing business and primarily concentrated in Hebei and Shanxi provinces, and started operations in Shandong, Henan provinces, the Inner Mongolia Autonomous Region, and Beijing and Tianjin regions in late 2008.

Overview, page 51

43.
Please describe the size and uses of the properties that you own or lease, the general location of the properties and whether these properties are adequate for your operational needs. Please refer to Item 4(a) of Form F-1 and Item 4.D of Form 20-F.

COMPANY RESPONSE:  There are two major types of properties that the Company owns or leases:

(A)
Consumer vehicle dealership shops:  The dealership sizes range from 2,000 square meters to 5,000 square meters, and are comprised of a display area, back office, and services and repair facilities. These dealerships are mainly located in the edge of cities and are all located in Hebei province of China.

(B)
Commercial vehicle financing centers: Each center is approximately 100 square meters, and solely used as a sales office. These centers are mainly located in high traffic areas throughout Hebei, Shanxi, Shandong and Henan provinces, the Inner Mongolia Autonomous Region and Beijing and Tianjin regions of China.

H. Christopher Owings August 10, 2009 Page 23

The Company’s main corporate office is located in Shijiazhuang, China, which is owned by its affiliate, Kaiyuan Real Estate. The Company’s management believes that all such properties are adequate for the operational needs of the Company.

The Company considers its properties to be adequate for its operational needs.

Changes in response to the Staff’s comment have been made on pages 66-67 of the Amended F-1.

44.
We note your statement that you conduct your operations through over 180 subsidiaries. Please identify your significant subsidiaries, including their country of incorporation or residence. Please refer to Item 4(a) of Form F-1 and Item 4.C of Form 20-F. Also, please consider using an organizational chart to describe your organizational structure.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 69 of the Amended F-1.

45.
In the second paragraph on page 52 you state that AutoChina Group began their operations in 2005. However, in the fourth paragraph on page 31 you state that AutoChina Group’s automotive dealership business has been in operation (through predecessor entities) since 2000. Please revise or advise.

COMPANY RESPONSE:  In 2000, Hebei Liantuo Auto Trade Co., Ltd. (“Liantuo”) was incorporated in China and started to engage in the automobile dealership business. The Company’s Chairman and CEO, Mr. Yong Hui Li, was at the time an indirect minority investor (a beneficial owner of approximately 40% equity interest) of in Liantuo. Since 2003, Mr. Li made majority equity investments in 5 other dealership stores, namely Hebei Meifeng Auto Sales and Service Co., Ltd, Hebei Shenkang Auto Trade Co., Ltd, Yuhua Fengtian Auto Sales and Service Co., Ltd, Hebei Shenwen Auto Trade Co., Ltd. and Hebei Shengjie Auto Trade Co., Ltd through Kaiyuan Real Estate, a company registered in the PRC and wholly owned by Mr. Yong Hui Li.

In August 2005, Hua An Investment was formed and became the holding company to own and operate all of the Group’s dealership business. In December 2006, Hua An Investment acquired additional 30% interests in Liantuo and Liantuo became AGC’s subsidiary.

Changes in response to the Staff’s comment have been made on page 37 of the Amended F-1.

H. Christopher Owings August 10, 2009 Page 24

Corporate Development and History, page 4

46.
We note your statement that “[o]n the date of incorporation, 1,000 ordinary shares at $0.0001 each were issued, outstanding and fully paid by Mr. Yong Hui Li.” Whether your shares are fully paid is a legal conclusion that only legal counsel can make. Therefore, please remove the conclusion that your shares are fully paid.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 67 of the Amended F-1.

Management of Commercial Vehicle Financing Centers, page 59

47.
Please clarify your disclosure regarding your relationship with Beiguo. In this regard, please indicate if you only purchase vehicles from Beiguo or if you also sell vehicles to Beiguo. Also, please disclose what percent of the total commercial vehicles that you purchase are purchased from Beiguo versus other third-party vendors.

COMPANY RESPONSE:  Mr. Yong Hui Li, the Company's Chairman and CEO, is the indirect beneficial owner of approximately 15.28% of Beiguo Commercial Building Limited (“Beiguo”). Commencing in September 2008, Beiguo began to provide short term financing for the Company's commercial vehicle sales and leasing business. The Company pays a financing charge of approximately 4% per annum premium to Beiguo for the funds obtained pursuant to this financing arrangement, in part, because the financing is guaranteed by Mr. Li who has a long term business relationship with Beiguo.

The Beiguo financing arrangements are structured through a two step process involving two separate wholly owned subsidiaries of the Company, Chuanglian Auto Trade and Kaiyuan Auto Trade.  Initially, the Company purchases vehicles through Chuanglian Auto Trade from third party vendors, which vehicles are then sold by Chuanglian Auto Trade to Beiguo.  Beiguo then resells the vehicles to the Company’s second subsidiary, Kaiyuan Auto Trade, pursuant to short term (up to 6 months) financing arrangements.  The result of this structure is that the Company is able to purchase vehicles at volume discounts through Chuanglian Auto Trade and is able get the benefit of the favorable terms of the Beiguo financing through Kaiyuan Auto Trade.

Approximately 60-70% of the total commercial vehicle purchases made by the Company are made pursuant to these arrangements with Beiguo.

Changes in response to the Staff’s comment have been made on page 72 of the Amended F-1.

H. Christopher Owings August 10, 2009 Page 25

48.
With respect to your commercial vehicle financing operations, please clarify if you are acting as the primary lender to your customers, and thereby, assuming the credit risk associated with the potential loan defaults of your customers, or if you are merely arranging financing between your customer and a third-party lender or transferring the loan to another party after the loan is consummated. If you are acting as the lender in this instance, please revise the fourth risk factor on page nine to clearly indicate the type of risk that you face and how that risk may affect your operations.

COMPANY RESPONSE:  The Company is acting as a primary lender to its customers and assuming the credit risk associated with the potential loan defaults of the customers.

Changes in response to the Staff’s comment have been made on page 72 of the Amended F-1.

Capital Expenditures, page 61

49.
Please describe your principal capital expenditures and divestitures since the beginning of your last three financial years to the date of your registration statement. Please disclose the amount invested in your principal capital expenditures. Please refer to Item 4.A(5) of Form 20-F.

COMPANY RESPONSE:  The amounts of the capital expenditures and incurred during the three years ended December 31, 2008 and June 30, 2009 are as follows:

Period	Amount

Year Ended December 31, 2006	$3,470,000

Year Ended December 31, 2007	$3,766,000

Year Ended December 31, 2008	$11,029,000

Six Months Ended June 30, 2009	$4,597,000

The amounts of the divestitures of property and equipment during the three years ended December 31, 2008 and June 30, 2009 are as follows:

Period	Amount

Year Ended December 31, 2006	-

Year Ended December 31, 2007	-

Year Ended December 31, 2008	$1,699,000

Six Months Ended June 30, 2009	-

The amounts spent on capital expenditures over the period were primarily used for investment in buildings and leasehold improvements, machinery and equipment, furniture and fixtures for the dealership stores and commercial vehicle financing centers.

H. Christopher Owings August 10, 2009 Page 26

Changes in response to the Staff’s comment have been made on pages 80 of the Amended F-1.

Government Regulations, page 62

Dividend Distribution, page 66

50.
We note your disclosure that foreign-owned enterprises in China are required to set aside at least 10% of their respective accumulated profits each year, if any, into a reserve fund unless such reserve fund has reached 50% of your registered capital. Please advise if this requirement currently applies to you and if not, why not.

COMPANY RESPONSE:  The Company‘s operating subsidiaries in China are subject to these requirements.  Changes in response to the Staff’s comment have been made on page 86 of the Amended F-1.

Compensation, page 69

ACG Director and Executive Officer Compensation, page 71

51.	Please provide updated compensation information for the last full financial year for directors of ACG. Please refer to Item 6.B of Form 20-F.

COMPANY RESPONSE:  Since its inception ACG has only had one director at any given time.  No compensation has ever been paid to the director of ACG.  Changes in response to the Staff’s comment have been made on pages 91-92 of the Amended F-1.

Principal Shareholders, page 79_

52.
Please state if Yan Wang has sole voting or dispositive powers with respect to the shares offered for resale by Honest Best, Inc. International Limited, or advise who has sole or shared voting or dispositive powers over these shares. Please make similar revisions in your Selling Shareholders section on page 93.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 100 of the Amended F-1.

53.
Please disclose any significant change in the percentage ownership held by any major shareholders during the past three years, or if the discussion is elsewhere in your document, please provide a cross-reference to that discussion.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 101 of the Amended F-1.

H. Christopher Owings August 10, 2009 Page 27

Shares Eligible for Future Sale, page 81

54.
We note your statement in the first paragraph on page 81 that certain shares are “freely tradable without restriction ...” We note a similar statement in the second paragraph on 81 with respect to the shares underlying outstanding warrants. For the benefit of your reader, please define “freely tradable” or remove these sentences from your disclosure.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 102 of the Amended F-1.

Certain Relationships and Related Transactions, page 83

General

55.
With respect to the major shareholders, please state the number of record holders in the host country and the number of ordinary shares held in the host country. Please refer to Item 4(a) of Form F-1 and Item 7.A(2) of Form 20-F.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 101 of the Amended F-1.

ACG, page 84

56.	Please revise the table and disclosure regarding amounts due from affiliates to include information as of a more recent date.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on pages 105-109 of the Amended F-1.

57.
With respect to ACC’s sale and purchase of automobiles and spare parts to and from its affiliates, please discuss if material to the company or the affiliate, the nature and extent of these transactions as of the date of the document. Please refer to Item 4(a) of Form F-1 and Item 7.B(1) of Form 20-F. Please indicate if these transactions were fair to you and the terms comparable to terms that could have been obtained in a similar transaction with an unaffiliated third-party.

COMPANY RESPONSE:  The Company’s management believes that these sales and purchases of automobiles and spare parts to and from affiliates are not material in the aggregate to the Company or the relevant affiliates.  The Company’s management believes that these transactions were fair to the company, made at market prices and on terms that are similar as would be available from an unaffiliated third party.

H. Christopher Owings August 10, 2009 Page 28

Changes in response to the Staff’s comment have been made on page 109 of the Amended F-1.

AutoChina, page 83

58.
We note your disclosure that the founding shareholders forfeited 263,463 of your ordinary shares as a result of more than 20% of your public shareholders voting against the acquisition of ACG by AutoChina and exercising their conversion rights. Please briefly describe why the founding shareholders agreed to forfeited these shares under these terms. Please state how the shareholders acquired the shares that they forfeited.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 104 of the Amended F-1.

Memorandum and Articles of Association, page 91

59.	Please provide the disclosure required under Item 10.B(3) of Form 20-F regarding the rights, preferences and restrictions of your shares or advise why you are not required to do so.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 114 of the Amended F-1.

Selling Shareholders, page 93

60.
We note that you are registering a total of 11,066,564 shares of common stock in this offering, of which Honest Best International is selling 8,606,250 and James Cheng-Jee Sha is selling 1,295,157 shares, Given the nature and the number shares that Honest Best International and James Cheng-Jee Sha are registering for sale, it appears that these selling shareholders may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act. Please revise your disclosure to disclose that Honest Best International and James Cheng-Jee Sha are underwriters or advise why it is not appropriate to do so.

COMPANY RESPONSE:  The Company does not believe that either Mr. Sha or Honest Best International should be considered underwriters in connection with this offering.  Pursuant to Section 2(a)(11) of the Securities Act, the term "‘underwriter’ means any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking.”  Therefore, in order to be an underwriter, a person must have acquired the applicable shares for distribution.

H. Christopher Owings August 10, 2009 Page 29

Although the shares owned by Mr. Sha and Honest Best International are being registered, none of such shares may be sold by either of them until the terms of certain escrow arrangements have expired.  In Mr. Sha’s case, as disclosed on pages 64, 102, and 115 of the Registration Statement, one-half of his shares may not be released from escrow until January 9, 2010 (nine months after the Company’s consummation of a business combination) and the remaining shares may not be released from escrow until April 9, 2010 (one year after the Company’s consummation of a business combination).  With respect to Honest Best International, as disclosed on pages 65, and 115 of the Registration Statement, 7,745,625 of the shares owned by Honest Best International are being held in escrow until October 9, 2009, unless the applicable put and call option is terminated earlier.  Therefore, at the time the shares were acquired, neither Mr. Sha nor Honest Best International would have been able to sell their respective shares immediately.  Because they were unable to sell immediately, and cannot know the price at which they would be able to sell once the applicable securities are able to be sold, the placing of the securities in escrow demonstrates a lack of intention on the part of both of these stockholders to distribute the applicable securities.

61.	Please disclose, by footnote or otherwise, in which private placement or transaction each of the selling stockholders identified in your table received his, her, or its shares or warrants.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on pages 116-118 of the Amended F-1.

62.	Please advise if Honest Best International Limited is a broker-dealer or an affiliate of a broker-dealer.

COMPANY RESPONSE:  Honest Best International Limited has advised us that it is not a broker-dealer or an affiliate of a broker-dealer.

Report of Independent Public Accounting Firm, page F-3

63.
We note that your audit reports for AutoChina Group (current and prior years) were signed by two audit firms, both based in the U.S. After asking your auditors, please tell us where the majority of the audit work was conducted and how they concluded that it is appropriate to have an audit report issued by an auditor licensed in U.S. in view of the fact that all your operations are in the PRC. In addition, please have your auditors tell you whether a foreign audit firm played a substantial role in the preparation or furnishing of the audit reports, and if so, whether the foreign audit firm is registered with the PCAOB. Please be detailed in your response.

H. Christopher Owings August 10, 2009 Page 30

COMPANY RESPONSE:  The Company’s financial statements for the year ended December 31, 2008 includes an audit opinion of Crowe Horwath LLP (“Crowe”), and for each of the two years ended December 31, 2007, our financial statements include audit opinions of Grobstein, Horwath & Company LLP (“GHC”).  Crowe is an independent member of Crowe Horwath International, a global organization of accounting firms, and GHC was a member.

On June 6, 2008, the Company engaged GHC to audit the Company’s financial statements for each of the three years ending on December 31, 2008.  GHC was an accounting firm located in California and was registered with the Public Company Accounting Oversight Board (“PCAOB”). Several of GHC’s audit personnel assigned to the audit engagements speak and write Chinese fluently.

GHC’s Crowe Horwath International affiliate in Hong Kong was Shu Lun Pan Horwath Hong Kong CPA Limited (“HHK”).  GHC operated with a standing agreement with HHK to supply personnel on a contractor basis to perform audit field work and provide other supporting functions for GHC’s audit engagements under the direction of and in conjunction with GHC personnel. HHK is registered with the PCAOB and has over 200 audit staff members.  A staff of approximately 10-12 HHK professionals (staff to partner) are dedicated principally to assist in and support the audit engagements conducted by GHC.

For the conduct of audits of its China-based clients, GHC adopted the Crowe Horwath International audit methodology.  A staff of audit professionals from HHK who are dedicated to collaborate with GHC on the China-based engagements also received in-depth training of the Crowe Horwath International audit methodology from Crowe Horwath International’s technical team in its New York headquarters. The HHK personnel also continually received support from GHC regarding matters of US GAAP, US GAAS and PCAOB auditing standards.  Therefore, on the basis of training provided, GHC has assessed that the HHK personnel have sufficient knowledge of US GAAP, US GAAS and PCAOB auditing standards.

In conduct of the China-based audits, GHC developed the audit plan, approved materiality limits, led the risk assessment and identification of key audit areas, and specified and approved audit programs and procedures to be performed by HHK’s audit personnel, including the extent of the testing.

Key members of GHC (audit manager, signing partner and concurring partner) were involved in all phases of the audit engagements, including planning, field work monitoring, audit work paper review, and quality control.  The HHK personnel directly reported to the GHC audit team on issues related to the audit work as issues arose.

H. Christopher Owings August 10, 2009 Page 31

During the normal course of the year, GHC’s personnel frequently travel to China and meet with the Company’s management and HHK personnel.  This ensures that GHC obtains direct knowledge and understanding of the ongoing business and audit issues.

On December 8, 2008, substantially all of the partners and personnel of GHC joined Crowe, which also is registered with the PCAOB. On January 22, 2009, the Company engaged Crowe to replace GHC as its independent registered public accounting firm. The same engagement team from GHC plus HHK personnel who worked on the Company’s 2007 and prior years’ audit continued to work on the Company’s 2008 year end audit under Crowe. All arrangements that previously existed between HHK and GHC as described above were adopted by Crowe for the 2008 year end audit.

AutoChina Group Inc. – Consolidated Statements of Stockholders’ Equity, page F-9

64.	Please revise to disclose the amount of income tax expense allocated to your foreign currency translation adjustment in accordance with paragraph 25 of SFAS no. 130.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on pages F-9 of the Amended F-1.

(2) Summary of Significant Accounting Policies, page F-13

Inventories, page F-15

65.
Tell us and disclose the amount of reserves established against your inventory balances for the years ended December 31, 2008, and 2007. If material, please provide a rollforward of the reserve balances.

COMPANY RESPONSE:  There are no reserves established against the inventory balances for the years ended December 31, 2007 and 2008.

Goodwill, page F-15

66.	Please disclose your goodwill carrying amount by reportable segment in your rollforward schedule. Refer to paragraph 45 of SFAS no. 142.

COMPANY RESPONSE:  All of the goodwill for the Company relates to the consumer vehicle dealership segment. Changes in response to the Staff's comment have been made to page F-16 of the Amended F-1.

H. Christopher Owings August 10, 2009 Page 32

Advertising, page F-17

67.	Please disclose the nature and the amounts of advertising credits and other discounts netted against your advertising expense for the three years ended December 31, 2008 and advise us.

COMPANY RESPONSE:  The advertising credits and discounts are the result of automobile manufactures reimbursing or subsidizing the relevant dealership’s promotional costs.  The amount of the advertising credits and other discounts netted against the advertising expenses are as follows:
Period	Amount

Year Ended December 31, 2006	$47,000

Year Ended December 31, 2007	$137,000

Year Ended December 31, 2008	$76,000

Changes in response to the Staff’s comment have been made on pages F-17 of the Amended F-1.

(4) Business Acquisitions, page F-20

68.
Please reconcile for us the amount of assets acquired, net of cash, disclosed on page F-21 totaling $2,351 for the year ended December 31, 2008 to the amount reported on your consolidated statements of cash flow.

COMPANY RESPONSE:  Please see below for reconciliation:

US$ In Thousands

Cash outflow for business acquisition	4,369

Less: cash received from the acquirees	(731)

Net cash outflow for FY 2008	3,638

Less: cash paid in 2008 for the acquisition made in prior year	1,377

2,261

Plus: effect of foreign currency translation	90

Assets acquired, net of Cash	2,351

H. Christopher Owings August 10, 2009 Page 33

69.
We read your disclosure in footnote 19 regarding the various franchise acquisitions from 2006 to 2008. Explain to us how you account for and assign value to intangibles such as franchise rights acquired in those acquisitions. Refer to SFAS no 141.

COMPANY RESPONSE:  The Company does not pay manufacturers to acquire franchise rights, and thus no value is recorded as an intangible asset.

(18) Dividend Payment Restrictions, page F-29

70.
We note your disclosure on page 13 with regard to dividend restrictions. We also read that a certain percentage of your after-tax net income is restricted and required to be allocated to a general statutory reserve until the balance of the fund has reached a certain level. Tell us how you considered the requirements for Schedule I of Article 5-04 of Regulation S-X in determining whether parent only financial statements of AutoChina Group Inc, should be included in the your Form F-1. In your response provide your calculations of the restricted net assets to the consolidated net assets to support your conclusions or revise to include the condensed financial information.

COMPANY RESPONSE:  According to Schedule I of Article 5-04 of Regulation S-X, the schedule prescribed by Rule 12-04 must be filed when the restricted net assets of consolidated subsidiaries exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year.  As of Dec 31, 2008, the aggregate statutory reserves (which is equivalent to restricted net asset) of the consolidated subsidiaries was $741,000, which represented approximately 1.2% of the Company’s consolidated net assets ($60,638,000).  Accordingly, the Company’s management believes that the Company’s financial statements included in the Amended F-1 satisfy the requirements of Article 5-04 of Regulation S-X.

(22) Subsequent Events, page F-34

71.
Giving effect to the share exchange agreement, please reconcile for us the amount of basic and fully diluted shares outstanding disclosed in this footnote to your pro forma shares outstanding on page 45. Please advise or revise.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on pages F-32 of the Amended F-1.

H. Christopher Owings August 10, 2009 Page 34

AutoChina International Limited

Financial Statements and Notes

10. Subsequent Events, page F-52 – F-56

72.
Please refer to the third paragraph on page 52. Tell us and disclose the definitions of EBITDA, minimum EBITDA, EBITDA, and Targeted EBITDA Growth with respect to calculating the earn-out and hold back provisions in the Share Exchange Agreement. Clarify your disclosures by explaining to readers how the percentage between 5% and 20% of the outstanding ordinary shares will be determined in calculating the shares to be issued pursuant to the Share Exchange Agreement. Please also provide similar revision elsewhere in the filing.

COMPANY RESPONSE:  As used in the Share Exchange Agreement, the terms EBITDA, EBITDA Growth and Targeted EBITDA Growth have the following meanings:

•
“EBITDA” means earnings before interest, taxes, depreciation, amortization and any adjustment for minority interests on a consolidated basis calculated based on the audited financial statements prepared in accordance with US GAAP for any twelve (12) month period ended December 31, but for the purposes of the Share Exchange Agreement excluding from any such calculation of EBITDA, any EBITDA (a) generated by the operations of any entities acquired by or merged with AutoChina following the closing or from one-time gains or one-time losses, including, but not limited to, one-time gains or losses from the divestiture of any assets or entities and (b) any impacts on such financial statements as a result of any change of US GAAP occurring after the date such final statements were prepared.  For purposes of the Share Exchange Agreement, EBITDA for FY2009 shall exclude the losses of AutoChina in FY2009 incurred prior to the closing and shall be calculated on the assumption that the ACG companies became subsidiaries of AutoChina as of January 1, 2009.

•	“EBITDA Growth” means year-over-year EBITDA growth.

•	“Targeted EBITDA Growth” means EBITDA Growth of the percentages set forth in the schedule set forth below.

Earn-Out Consideration Percentage is equivalent to the percentage set forth below for each of the respective thresholds for each of the applicable fiscal years ended December 31.  Notwithstanding the foregoing, such Earn-Out Consideration Percentage is only applicable in the event that AutoChina achieves EBITDA of at least the amount set forth in parenthesis immediately following each of the applicable fiscal years ended December 31 set forth below.  For purposes of this schedule, “G” means Targeted EBITDA Growth.

H. Christopher Owings August 10, 2009 Page 35

FY ending 12/31	G > 30%	G > 40%	G > 50%	G > 60%	G > 70%	G > 80%	G > 90%
2009 (US$22.50MM)	5.0%	7.5%	10.0%	12.5%	15.0%	17.5%	20.0%
2010 (US$29.25MM)	5.0%	7.5%	10.0%	12.5%	15.0%	17.5%	20.0%
2011 (US$38.03MM)	5.0%	7.5%	10.0%	12.5%	15.0%	17.5%	20.0%
2012 (US$49.44MM)	5.0%	7.5%	10.0%	12.5%	15.0%	17.5%	20.0%
2013 (US$64.27MM)	5.0%	7.5%	10.0%	12.5%	15.0%	17.5%	20.0%

Changes in response to the Staff’s comment have been made on pages 58 and F-50 of the Amended F-1.

73.
Please refer to fourth paragraph beginning on page F-54 to the end of page F-56. Please note that presenting pro forma financial statements and the related footnote disclosures within a footnote to the GAAP financial statements is inappropriate. As such, please remove them from this footnote.

COMPANY RESPONSE:  The Company has revised the subsequent events footnote to eliminate the pro forma financial statements and related footnote disclosures.

Part II — Information Not Required in Prospectus, page II-1

Item 7. Recent Sales of unregistered Securities, page II-2

74.
We note your disclosure that certain share issuances were exempt from registration contained in Section 4(2) of the Securities Act as they were sold to sophisticated, wealthy individuals. Please provide a brief overview of the facts that you relied upon to determine that these individuals were sophisticated individuals and that the exemption under Section 4(2) applied.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page II-2 of the Amended F-1.

75.
With respect to your issuance of 8,606,250 ordinary shares in AutoChina to Honest Best Int’l Ltd. please indicate which exemption from registration you relied upon for this issuance and the facts you relied upon to make the exemption available.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page II-2 of the Amended F-1.

H. Christopher Owings August 10, 2009 Page 36

Exhibits, page 11-2

General

76.
We note that you incorporate several of your exhibits by reference to AutoChina’s Registration Statement, filed with the Form S-1 dated February 4, 2008. However, in some instances the particular exhibit you incorporate is not filed with the Form S-1 dated February 4, 2008, but filed in an earlier version of the Form S-1, For example, you state that Form of Promissory Note, dated as of October 24, 2007, issued to James Sha was filed with the Form S-1 dated February 4, 2008. However, this exhibit is filed with your Form S-1 filed on November 7, 2007. We note a similar issue with Exhibits 10.1 through 10.5 of this filing. Please review and revise your exhibit index to accurately indicate where the particular exhibit is filed.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on pages II-3 – II-5 of the Amended F-1.

Exhibit 5.1 Opinion of Harney Westwood & Riegels

77.
As all exhibits are subject to our review, please file your counsel’s legality opinion as soon as possible so that we may have time to review the opinion before you request that your registration statement become effective. Please note that we may have further comments on the exhibit once it is filed.

COMPANY RESPONSE: The opinion of Harney Westwood and Riegels has been filed as Exhibit 5.1 to the Amended F-1.

Exhibit 10 Material Contracts

78.
We note your statement that Exhibit 10.13, Form of Indemnification Agreement, Exhibit 10.14, Form of Registration Rights Agreement among the Registrant and the Founding Shareholders and Exhibit 10.15, Guarantee Agreements, are filed with Exhibit 10.1 of the Form 6-K filed on February 4, 2009. However, we are unable to locate these exhibits within Exhibit 10.1 or elsewhere. Please advise. Also, it appears that you may have omitted some of the exhibits, schedules and attachments to your Exchange Share agreement filed as Exhibit 10.1. Please re-file your Exchange Share Agreement to include all exhibits, schedules and attachments or advise why it is not appropriate for you to do so. Please review all of your material agreements and re-file complete copies of material agreements, including all exhibits, schedules and attachments. While Item 601(b)(2) of Regulation S-K permits you to provide omitted information supplementally, there is not a similar provision in Item 601(b)(10) of Regulation S-K.

H. Christopher Owings August 10, 2009 Page 37

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made to pages II-3 – II-5 of the Amended F-1.

79.
Please file a copy of your “Enterprise Agreements” between you and your subsidiaries and the Auto Kaiyuan Companies and their shareholder and the “Put and Call Agreements” between you and four of your shareholders or advise why you are not required to do so.

Please refer to Item 8 of Form F-1 and Item 601 of Regulation S-K.

COMPANY RESPONSE:  These agreements have been filed as Exhibits 10.23–10.42 on pages II-3 – II-5 of the Amended F-1.

Exhibit 21.1 Subsidiaries of the Registrant

80.
We note your statement that your list of subsidiaries is included in Exhibit 10.1 that was filed with the Form 6-K filed on February 4, 2009. However, we note that this agreement does not list the 180 subsidiaries that you refer to on page 51 of your Form F-1. Please include a complete list of all of your material subsidiaries, including the variable interest entities that you account for as subsidiaries, or advise why you are not required to do so. Also, the Form 6-K you refer to appears to have been filed on February 9, 2009, and not February 4, 2009, please revise or advise.

COMPANY RESPONSE:  A revised Exhibit 21.1 has been filed with the Amended F-1.

Changes in response to the Staff’s comment have been made on page II-5 of the Amended F-1.

Item 9 Undertakings, page II-4

81.
Please provide the undertakings required under Item 512(a)(ii) of Regulation S-K or advise why you are not required to do so. Also, please provide the entire undertaking required under Item 512(h)(1) of Regulation S-K rather than only a portion of the undertaking or advise why you are not required to do so.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on pages II-6 and II-7 of the Amended F-1. The undertaking required under Item 512(a)(1)(ii) was made on page II-4 of the Original F-1 and on page II-6 of the Amended F-1.

H. Christopher Owings August 10, 2009 Page 38

Form 8-K dated December 2, 2008

Item 8.01 Other Events

82.
We note your disclosure that you determined on December 2, 2008, that you fell within the definition of a “Foreign Private Issuer” as defined under the Securities Act of 1933. Please tell us how you became comfortable with switching to foreign private issuer status with a view to providing your analysis under each prong of the definition contained at Rule 405 of Regulation C. In particular, please tell us what changed in your situation that prompted you to assess your status as a foreign private issuer.

COMPANY RESPONSE:  Pursuant to Rule 405, a foreign issuer is not a foreign private issuer if (a) more than 50% of its outstanding voting securities are owned of record by residents of the United States and (b) any of the following (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50% of the assets of the issuer are located in the United States, and (iii) the business of the issuer is administered principally in the United States.

Although it is difficult to determine the residency of the shareholders of a public company, on December 2, 2008, the Company underwent certain management changes and determined that it fell within the definition of a foreign private issuer because it was a foreign company of which (i) no more than half of each of the officers and directors are United States citizens or residents, (ii) all of its assets were located outside of the United States and (iii) its business was not administered principally in the United States.  Therefore, pursuant to Rule 405, regardless of the residency of its stockholders, the Company could not be considered to not be a foreign private issuer pursuant to Rule 405.

[Remainder of page intentionally left bank]

H. Christopher Owings August 10, 2009 Page 39

Thank you for your time and attention to this filing.  Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Loeb & Loeb LLP